UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000 Callable Step-Up Fixed Rate Notes due April 4, 2018

Filed pursuant to Rule 3 of Regulation BW

Dated: April 1, 2013

The following information regarding the U.S. Dollar 5,000,000 Callable Step-Up Fixed Rate Notes due April 4, 2018 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2012) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 5,000,000 Callable Step-Up Fixed Rate Notes due April 4, 2018.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding April 4, 2015 0.65 per cent. per annum

For the period from and including April 4, 2015 to but excluding October 4, 2016 0.75 per cent. per annum

For the period from and including October 4, 2016 to but excluding April 4, 2017 1.00 per cent. per annum

For the period from and including April 4, 2017 to but excluding October 4, 2017 1.25 per cent. per annum

For the period from and including October 4, 2017 to but excluding April 4, 2018 3.00 per cent. per annum payable semi-annually in arrear, on each April 4 and October 4, commencing October 4, 2013 and ending on the Maturity Date.

(c) Maturing April 4, 2018. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each April 4 and October 4, commencing April 4, 2014 and ending on October 4, 2017, with 5 London and New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of April 1, 2013, the Bank entered into a Terms Agreement with Incapital LLC (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 4, 2013.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A		100.00%
Total: USD 5,000,000	N/A	USD	5,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Final Terms dated April 1, 2013.

B. Terms Agreement dated April 1, 2013.

Final Terms dated April 1, 2013

International Bank for Reconstruction and Development

Issue of

USD 5,000,000 Callable Step-Up Fixed Rate Notes due April 4, 2018

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	4144

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“USD”)

4. Aggregate Nominal Amount:

(i) Series:	USD 5,000,000

(ii) Tranche:	USD 5,000,000

5. Issue Price:	100 per cent. of the Aggregate Nominal Amount

6. Specified Denominations (Condition 1(b)):	USD 1,000 and integral multiples of USD 1,000 in excess thereof

7. Issue Date:	April 4, 2013

8. Maturity Date (Condition 6(a)):	April 4, 2018

9. Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	None

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:

From and including the Issue Date, to but excluding April 4, 2015: 0.65 per cent. per annum

From and including April 4, 2015, to but excluding

October 4, 2016: 0.75 per cent. per annum

From and including October 4, 2016, to but excluding

April 4, 2017: 1.00 per cent. per annum

From and including April 4, 2017, to but excluding

October 4, 2017: 1.25 per cent. per annum

From and including October 4, 2017, to but excluding

April 4, 2018: 3.00 per cent. per annum

(ii) Interest Payment Dates: (iii) Fixed Coupon Amounts:

April 4 and October 4 in each year, commencing October 4, 2013, up to and including Maturity Date

USD 3.25 per Specified Denomination payable on October 4, 2013, April 4, 2014, October 4, 2014 and April 4, 2015

USD 3.75 per Specified Denomination payable on October 4, 2015, April 4, 2016, and October 4, 2016

USD 5.00 per Specified Denomination payable on April 4, 2017

USD 6.25 per Specified Denomination payable on October 4, 2017

USD 15.00 per Specified Denomination payable on April 4, 2018

(iv) Day Count Fraction (Condition 5(l)):	30/360

(v) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Call Option (Condition 6(d)):	Applicable

(i) Optional Redemption Date(s):	April 04, and October 04 in each year, commencing April 4, 2014 to and including October 4, 2017

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	USD 1,000 per Specified Denomination

(iii) Notice Period:	Five (5) London and New York Business Days prior to the relevant Optional Redemption Date

18. Final Redemption Amount of each Note (Condition 6):	USD 1,000 per Specified Denomination

19. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20. Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

21. New Global Note	No

22. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23. Governing law (Condition 14):	New York

24. Other final terms:	Not Applicable

DISTRIBUTION

25. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Stabilizing Manager(s) (if any):	Not Applicable

26. If non-syndicated, name of Dealer:	Incapital LLC

27. Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount

28. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29. ISIN Code:	US45905UMK78

30. CUSIP:	45905UMK7

31. Common Code:	090644645

32. Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

33. Delivery:	Delivery against payment

34. Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

35. Intended to be held in a manner which would allow Eurosystem eligibility:	No

TAX DISCLOSURE

United States Internal Revenue Service Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (“IRS”), the IBRD informs you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

You should carefully consider the matters set forth under “Tax Matters” in the accompanying Prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section “Tax Matters” in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if the IBRD calls the Notes immediately before the increase in the interest rate on April 4, 2015, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of the IBRD’s intention to call or not to call the Notes at any time. If the IBRD does not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on April 4, 2015. This deemed issuance should not give rise to taxable gain or loss to holders. Moreover, this same analysis should apply to each subsequent interest rate step up, and therefore the Notes should never be treated as issued with OID.

Based on the discussion above, except to the extent that the rules governing short-term debt instruments apply as described below, the coupon on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether the IBRD calls the Notes).

Notwithstanding that the term of the Notes is longer than one year, because the periods between the interest rate step-ups on April 4, 2017 and October 4, 2017 and the maturity date of the Notes is one year or less, the Notes, upon the April 4, 2017 and October 4, 2017 deemed reissuances, should be treated as short-term debt for OID purposes (but not for purposes of determining the holding period of the Notes). Under the rules governing short-term debt instruments, the stated interest on the Notes would be treated as OID and you may be required to defer interest deductions that are allocable to your Notes. Holders should consult their tax advisers regarding the application of the short-term debt rules to your Notes.

Upon the disposition of a Note by sale, exchange, redemption (e.g., if the IBRD exercises its right to call the Notes) or other disposition, a U.S. Holder (as defined in the accompanying Prospectus) will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. Holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, such as the Notes), as well as any of the following but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on September 19, 2012.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
Name:	Carlo Segni
Title:
Duly authorized

TERMS AGREEMENT NO. 4144 UNDER

THE GLOBAL DEBT ISSUANCE FACILITY

April 1, 2013

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned, Incapital LLC, agrees to purchase from you (the “Bank”) the Bank’s USD 5,000,000 Callable Step-Up Fixed-Rate Notes due Notes due April 4, 2018 (the “Notes”) described in the Final Terms, dated the date hereof (the “Final Terms”), at 11:00 a.m., New York time on April 4, 2013 (the “Settlement Date”) at an aggregate purchase price of USD 5,000,000 (which is 100 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to March 11, 2013 12:05 p.m. EDT. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions will be true and correct as though made at and as of the Settlement Date, (ii) the Bank will have performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus will contain all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing will have happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply:

1.	The Bank agrees that it will issue the Notes hereunder and the Dealer named below agrees to purchase the Notes hereunder at the purchase price specified above (being equal to the issue price of 100 per cent. of the aggregate nominal amount).

2.	The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4.	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.	The Dealer hereby agrees to pay the legal fees and expenses of Sullivan and Cromwell LLP, counsel to the Dealer, in relation to the Notes described in the Final Terms

6.	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Incapital LLC

200 South Wacker Drive, Suite 3700

Chicago, IL 60606

Attention: Tom Belka

Tel No.: (312) 379-3700

Fax No.: (312) 379-3701

Email: tom.belka@incapital.com

7.	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8.	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[The remainder of this page is intentionally left blank.]

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

INCAPITAL LLC (the “Dealer”)

By:	/s/ Alfred Lucier

Name:	Alfred Lucier
Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above: INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Carlo Segni

Name:	Carlo Segni
Authorized Officer